Filed Pursuant to Rule 424(b)(2)
Registration No. 333-216234

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 4, 2020

Pricing Supplement No. 8 dated February      , 2020

(to Prospectus Supplement dated April 7, 2017

and Prospectus dated March 14, 2019)

WELLS FARGO & COMPANY

Medium-Term Notes, Series Q

Senior Redeemable Fixed-to-Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount Offered:	$

Trade Date:	February , 2020

Original Issue Date:	February , 2020 (T+5)

Stated Maturity Date:

February    , 2031; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest

Optional Redemption:

At our option, we may redeem the notes, in whole at any time or in part from time to time on any day included in the Make-Whole Redemption Period, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon, to, but excluding, the Make-Whole Redemption Date and (ii) the Make-Whole Amount, as described under “Description of Debt Securities—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities” in the accompanying prospectus. As used in connection with the notes:

The “Make-Whole Redemption Period” is the period commencing on and including February , 2021 and ending on and including February , 2030.

The “Make-Whole Spread” is %.

At our option, we may also redeem the notes (i) in whole, but not in part, on February    , 2030 or (ii) in whole at any time or in part from time to time, on or after November    , 2030, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

Any redemption may be subject to prior regulatory approval and will be effected as described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” in the accompanying prospectus, modified as provided in this pricing supplement.

Price to Public (Issue Price):	%, plus accrued interest, if any, from February , 2020

Agent Discount (Gross Spread):	%

All-in Price (Net of Agent Discount):	%, plus accrued interest, if any, from February , 2020

Net Proceeds:	$

Interest Rate:

The notes will bear interest at a fixed rate from February    , 2020 to, but excluding, February    , 2030 (the “Fixed Rate Period”) and, if not previously redeemed, at a floating rate from, and including, February    , 2030 to, but excluding, maturity (the “Floating Rate Period”).

Fixed Rate Terms

Fixed Rate Period:	See “Description of Debt Securities—Interest and Principal Payments” and “—Fixed Rate Debt Securities” in the accompanying prospectus for additional information.

Initial Interest Rate:	%

Interest Payment Dates:	Each February and August , commencing August , 2020 and ending February , 2030

Business Day:

For interest payable for the Fixed Rate Period, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York.

Benchmark:	UST % due

Benchmark Yield:	%

Spread to Benchmark:	+ basis points

Re-Offer Yield:	%

Floating Rate Terms

Floating Rate Period:

See “Description of Debt Securities—Interest and Principal Payments” and “—Floating Rate Debt Securities” in the accompanying prospectus for additional information. In the event that a Benchmark Transition Event (as defined below) and its related Benchmark Replacement Date (as defined below) occur, the terms set forth in this section entitled “Floating Rate Terms”

and related provisions contained in the accompanying prospectus shall become subject to modification as described under the section entitled “Effect of Benchmark Transition Event” below.

Base Rate:	LIBOR, as defined in the accompanying prospectus

Index Maturity:	Three months

Spread:	+ basis points

Index Currency:	U.S. Dollars

Designated LIBOR Page:	Page LIBOR01 as displayed on Reuters or any successor service (or such other page as may replace Page LIBOR01 on that service or successor service)

Interest Determination Date:	The second London banking day prior to an interest reset date

London Banking Day:	Any day on which commercial banks and foreign exchange markets settle payments in London

Business Day:

For interest payable for the Floating Rate Period, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York that is also a London banking day.

Interest Reset Periods:	Quarterly

Interest Reset Dates:	Each February , May , August and November , commencing February , 2030 and ending November , 2030.

Interest Payment Dates:	Each February , May , August and November , commencing May , 2030, and at maturity.

Initial Interest Rate for the Floating Rate Period:	Three-month LIBOR plus %, determined on the second London banking day prior to February , 2030

Calculation Agent:

The Calculation Agent for the notes has not been appointed, but we will appoint a Calculation Agent prior to the commencement of the Floating Rate Period. An affiliate of ours may be appointed the Calculation Agent. References to “our designee” in the sections entitled “Effect of Benchmark Transition Event” and “Risk Factors” shall mean the Calculation Agent appointed by us.

Effect of Benchmark Transition Event

Upon the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the following terms will apply to the notes solely in respect of determinations, decisions, elections, calculations and adjustments to be made in respect of the Floating Rate Period.

Benchmark Replacement

If we or our designee determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes

In connection with the implementation of a Benchmark Replacement, we or our designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Decisions and Determinations

Any determination, decision, election or calculation that may be made by us or our designee pursuant to this section entitled “Effect of Benchmark Transition Event,” including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in our or our designee’s sole discretion, and, notwithstanding anything to the contrary herein relating to the notes, shall become effective without consent from any other party.

For the avoidance of doubt, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, interest payable on the notes for the Floating Rate Period will be an annual rate equal to the sum of the applicable Benchmark Replacement and the spread set forth under the section entitled “Floating Rate Terms” above.

Definitions

As used in this section entitled “Effect of Benchmark Transition Event”:

“Benchmark” means, initially, three-month LIBOR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to three-month LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if we or our designee cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us or our designee as of the Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;

(3)

the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(4)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;

(5)

the sum of: (a) an alternate rate of interest that has been selected by us or our designee as the replacement for the then-current Benchmark for the applicable Corresponding Tenor that gives due consideration to any industry-accepted rate of interest as a replacement for the then-current

Benchmark for U.S. dollar denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or our designee as of the Benchmark Replacement Date:

(1)

the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or our designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of interest reset period and interest reset date, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, changes to the definition of “Corresponding Tenor” solely when such tenor is longer than the interest reset period and other administrative matters) that we or our designee decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or our designee decide that adoption of any portion of such market practice is not administratively feasible or if we or our designee determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we or our designee determine is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate (which will be compounded in arrears with a lookback and/or suspension period as a mechanism to determine the interest amount payable prior to each interest payment date) being established by us or our designee in accordance with:

(1)	the rate, or methodology for this rate and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

(2)

if, and to the extent that, we or our designee determine that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by us or our designee giving due consideration to any industry-accepted market practice for U.S. dollar denominated floating rate notes at such time.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. (“ISDA”) or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment, (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is three-month LIBOR, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such determination, and (2) if the Benchmark is not three-month LIBOR, the time determined by us or our designee in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Risk Factors:

If A Benchmark Transition Event And Its Related Benchmark Replacement Date Occur With Respect To LIBOR, The Interest Rate For The Floating Rate Period Will No Longer Be Determined By Reference To LIBOR.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Unless the notes have been previously redeemed, the interest rate on the notes will be based on LIBOR beginning on the date set forth above. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere.

If a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to LIBOR, then for each interest reset date in respect of the Floating Rate Period that occurs on or after such Benchmark Replacement Date, the floating rate of interest on the notes will no longer be determined by reference to LIBOR, but instead will be determined by us or our designee by reference to another rate, as described above under the section entitled “Effect of Benchmark Transition Event.” While the rate used to determine the interest rate on the notes in these circumstances is expected to be Term SOFR, it is possible that such rate will instead be Compounded SOFR or another rate pursuant to the definition of “Benchmark Replacement” set forth above. The occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date may adversely affect the value of and your return on the notes.

The Benchmark Replacement Is Uncertain.

Although the notes provide that the rate used to determine the floating rate of interest on the notes upon the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date is expected to be Term SOFR, such rate does not exist as of the date hereof, and there is no guarantee that Term SOFR will exist prior to any discontinuation of LIBOR. Assuming Term SOFR does not exist at the time of a Benchmark Transition Event and its related Benchmark Replacement Date, the notes provide that the floating rate of interest on the notes will be determined by reference to Compounded SOFR or another rate pursuant to the definition of “Benchmark Replacement” set forth above. There is currently, however, no market convention with respect to the calculation of Compounded SOFR. The additional alternative rates referenced in the definition of “Benchmark Replacement” are also uncertain. In particular, the ISDA Fallback Rate, which is the rate referenced in the ISDA Definitions at the time of a Benchmark Transition Event and its related Benchmark Replacement Date, has not been established as of the date hereof. Even after the ISDA Fallback Rate is initially determined, ISDA Definitions and the ISDA Fallback Rate may change over time. If each alternative rate referenced in the definition of “Benchmark Replacement” is unavailable or indeterminable, we or our designee will determine the Benchmark Replacement that will apply to the notes. The substitution of a Benchmark Replacement for LIBOR may adversely affect the value of and your return on the notes.

We Or Our Designee Will Have Authority To Make Determinations, Elections, Calculations And Adjustments That Could Affect The Value Of And Your Return On The Notes.

We or our designee will make determinations, decisions, elections, calculations and adjustments as set forth under the section entitled “Effect of Benchmark Transition Event” above that may adversely affect the value of and your return on the notes. In particular, we or our designee will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and can apply any Benchmark Replacement Conforming Changes deemed reasonably necessary to adopt the Benchmark Replacement. Although we or our designee will exercise judgment in good faith when performing such functions, potential conflicts of interest may exist between us, our designee and you. All determinations, decisions, elections, calculations and adjustments by us or our designee in our or its discretion will be conclusive for all purposes and binding on us and holders of the notes absent manifest error. In making the determinations, decisions, elections, calculations and adjustments noted under the section entitled “Effect of Benchmark Transition

Event” above, we or our designee may have economic interests that are adverse to your interests, and such determinations, decisions, elections, calculations and adjustments may adversely affect the value of and your return on the notes. Because the continuation of LIBOR on the current basis cannot and will not be guaranteed, and because the Benchmark Replacement is uncertain, we or our designee are likely to exercise more discretion in respect of calculating interest payable on the notes for the Floating Rate Period than would be the case in the absence of a Benchmark Transition Event and its related Benchmark Replacement Date.

Term SOFR Does Not Currently Exist And May Not Exist Prior To Any Discontinuation of LIBOR.

If a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to LIBOR, the Benchmark Replacement used to determine the interest payable on the notes for the Floating Rate Period is expected to be Term SOFR. As of the date hereof, Term SOFR does not exist, and there is no guarantee that Term SOFR will exist prior to any discontinuation of LIBOR. Even if Term SOFR is developed, it is unclear whether it will be a suitable substitute or successor for LIBOR.

In addition, while the terms of the notes provide for a “Benchmark Replacement Adjustment” to be added to Term SOFR to approximate a LIBOR-equivalent rate, such rate may be only an estimate or approximation of LIBOR, may not be subject to continued verification against LIBOR if it is suspended, discontinued or unavailable, and may not result in a rate that is the economic equivalent of LIBOR.

Uncertainty surrounding the development of Term SOFR may adversely affect the value of and your return on the notes.

Compounded SOFR Is Not A Forward-Looking Rate And May Not Be A Suitable Substitute For LIBOR.

Assuming Term SOFR does not exist at the time of a Benchmark Transition Event and its related Benchmark Replacement Date, the notes provide that the floating rate of interest on the notes will be determined by reference to Compounded SOFR. Compounded SOFR is the compounded average of daily SOFRs calculated in arrears while LIBOR is a forward-looking rate that is published with different maturities.

In addition, while the terms of the notes provide for a “Benchmark Replacement Adjustment” to be added to Compounded SOFR to approximate a LIBOR-equivalent rate, such rate may be only an estimate or approximation of LIBOR, may not be subject to continued verification against LIBOR if it is suspended, discontinued or unavailable, and may not result in a rate that is the economic equivalent of LIBOR.

Uncertainty surrounding the establishment of market conventions related to the calculation of Compounded SOFR and whether it is a suitable substitute or successor for LIBOR may adversely affect the value of and your return on the notes.

SOFR Has A Very Limited History; The Future Performance of SOFR Cannot Be Predicted Based On Historical Performance.

The publication of SOFR began on April 3, 2018, and it therefore has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. The level of SOFR following the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date may bear little or no relation to the historical level of SOFR. Prior observed patterns, if any, in the behavior of market variables, such as correlations, may change in the future. While some pre-publication historical data has been released by the Federal Reserve Bank of New York, such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR or the notes may be inferred from any of the historical simulations or historical performance. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR or the notes.

Any Failure Of SOFR To Gain Market Acceptance Could Adversely Affect The Notes.

SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. Dollar derivatives and other financial contracts as an alternative to U.S. Dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight Treasury repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable substitute or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the value of and your return on the notes and the price at which you can sell your notes.

The Composition And Characteristics of SOFR Are Not The Same As Those Of LIBOR And SOFR Is Not Expected To Be A Comparable Substitute For LIBOR.

In June 2017, the Federal Reserve Bank of New York’s Alternative Reference Rates Committee announced SOFR as its recommended alternative to U.S. Dollar LIBOR. However, the composition and characteristics of SOFR are not the same as those of LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions. This means that SOFR is not the economic equivalent of LIBOR (or any other alternative reference rate to LIBOR) for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is currently only an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities. As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For the same reasons, there is no guarantee that SOFR is comparable as a substitute for LIBOR.

In addition, while the terms of the notes provide for a “Benchmark Replacement Adjustment” to be added to the Unadjusted Benchmark Replacement to approximate a LIBOR-equivalent rate, such rate may be only an estimate or approximation of LIBOR, may not be subject to continued verification against LIBOR if it is suspended, discontinued or unavailable, and may not result in a rate that is the economic equivalent of LIBOR.

The Administrator Of SOFR May Make Changes That Could Change The Value of SOFR Or Discontinue SOFR And Has No Obligation To Consider Your Interests In Doing So.

SOFR is a relatively new rate, and The Federal Reserve Bank of New York (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case an alternative rate referenced in the definition of “Replacement Benchmark” will apply). The administrator has no obligation to consider your interests in calculating, adjusting, converting, revising or discontinuing SOFR.

See “Risk Factors” in the accompanying prospectus for additional risk factors regarding the notes, including, in particular, the risk factor entitled “One Of Our Affiliates May Act As The Calculation

Agent With Respect To Our Securities And, As A Result, Potential Conflicts Of Interest Could Arise.”

Additional Information about the Notes:

You should read this pricing supplement together with the prospectus supplement dated April 7, 2017 and the prospectus dated March 14, 2019 for additional information about the notes. When you read the accompanying prospectus supplement, please note that all references in such supplement to the prospectus dated February 24, 2017, or to any sections or page numbers therein or the table of contents therefor, should refer instead to the accompanying prospectus dated March 14, 2019 or to the corresponding sections, page numbers or table of contents of such prospectus, as applicable.

Listing:	None

Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$

Agents (Co-Managers):

	Total:	$

Supplemental Plan of Distribution:

On February    , 2020, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of    %, plus accrued interest, if any, from February    , 2020. The purchase price equals the issue price of    % less a discount of    % of the principal amount of the notes.

United States Federal Income Tax Considerations:

In the opinion of Faegre Baker Daniels LLP, the notes should be considered variable rate debt securities that provide for stated interest at a fixed rate in addition to a qualified floating rate. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Variable Rate Debt Securities” in the accompanying prospectus. Notwithstanding that we expect that the notes will be issued at par, under rules governing notes with a fixed rate in addition to a qualified floating rate, it is possible that the notes could be issued with OID. Whether the notes are issued with OID will be determined at the time of issue. Information regarding the determination of the amount of OID, if any, on the notes may be obtained by submitting a written request to Wells Fargo Bank, National Association, Treasury Funding Desk, N9310-060, 550 South Fourth Street, Minneapolis, MN 55415-1529.

In October 2019, the United States Department of Treasury released proposed regulations that would apply to debt securities, including the notes, with an alternative rate in the event that LIBOR is unavailable or unreliable. The notes will be treated as having a single “qualified floating rate” and the possibility that LIBOR will become unavailable or unreliable is treated as a “remote contingency” that will be disregarded for purposes of determining whether the notes are subject to a contingency. Further, the replacement of LIBOR with an alternative rate will not be a modification and will not result in a deemed exchange of the notes if the fair market value of the notes after the replacement is substantially equivalent to the fair market value before replacement. The proposed regulations provide two safe harbors for determining whether the fair market value is substantially equivalent after the alternation. The proposed regulations are effective after they are published as final regulations, though taxpayers may rely on them earlier in certain circumstances. Prospective investors should consult their tax advisors regarding the application of the proposed regulations to the notes.

Additional tax considerations are discussed under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	95000U2J1